UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DYNAMICS RESEARCH CORPORATION

(Name of subject company (Issuer))

ENGILITY SOLUTIONS, INC.,

(Offeror) a wholly owned subsidiary of

ENGILITY CORPORATION,

(Offeror) a wholly owned subsidiary of

ENGILITY HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Common Stock, par value $0.10 per share (including the associated Series B Preferred Stock Purchase Rights)	268057106 (CUSIP number of common stock)
(Title of classes of securities)

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate Secretary

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 708-1400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$120,729,979	$15,550

(1)	The transaction value was calculated by adding the sum of (i) 10,393,640 outstanding shares of common stock, par value $0.10 per share, of Dynamics Research Corporation (“Shares”) multiplied by the offer price of $11.50 per share; and (ii) 104,619 Shares subject to outstanding restricted stock awards multiplied by the offer price of $11.50 per share. The calculation of the filing fee is based on information provided by Dynamics Research Corporation as of December 19, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $15,550	Filing Party:	Engility Holdings, Inc. Engility Corporation Engility Solutions, Inc.
Form or Registration No.: Schedule TO	Date Filed:	December 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by Engility Holdings, Inc. (“Holdings”), a Delaware corporation, Engility Corporation, a Delaware corporation (“Engility”), which is a direct wholly owned subsidiary of Holdings, and Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”), which is a direct wholly owned subsidiary of Engility, on December 30, 2013. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), at a purchase price of $11.50 per Share (the “Offer Price”) in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by adding the following:

Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is hereby amended by adding two new paragraphs to the end of such section as follows:

“Litigation Related to the Offer and the Merger. On January 6, 2014, a putative class action lawsuit challenging the Offer and the Merger was filed in the Massachusetts Superior Court in Suffolk County, captioned Skabialka v. Dynamics Research Corporation, et. al, C.A. No. 14-0045, (the “Skabialka Action”), and naming DRC, each of the individual members of the DRC Board, Holdings, Engility and Purchaser as Defendants. The plaintiff in the Skabialka Action alleges, among other things, that the members of the DRC Board breached their fiduciary duties by (i) agreeing to the proposed Offer and Merger, which was the product of an inadequate sales process and provides shareholders with inadequate consideration, (ii) entering into a Merger Agreement that contains unreasonable “deal protection” provisions, and (iii) filing an incomplete and/or misleading Solicitation/Recommendation Statement with the SEC. The Skabialka Action also alleges that DRC, Holdings, Engility and Purchaser aided and abetted the DRC Board’s alleged breaches of fiduciary duties. The plaintiff in the Skabialka Action seeks injunctive relief prohibiting consummation of the Offer and the Merger, rescission of the Offer and the Merger or award of rescissory damages in the event the Offer and Merger are consummated prior to the entry of the Court’s final judgment, accounting for profits and special benefits, attorneys’ fees and expenses and other unspecified forms of relief.

Holdings, Engility and Purchaser believe that the claims asserted in the Skabialka Action are without merit and intend to defend this action vigorously.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ENGILITY HOLDINGS, INC.

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY CORPORATION

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY SOLUTIONS, INC.

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Secretary

Dated: January 9, 2014